EXHIBIT 21.1

List of Subsidiaries of AquaBounty, Inc.

The following is a list of subsidiaries of AquaBounty, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized:

Name	Jurisdiction of Organization
AquaBounty Canada, Inc.	Canada
AquaBounty Panama, S. de R.L.	Panama
AquaBounty Farms Chile Limitada	Chile